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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

   Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: _____Neighbour Development, Inc. DBA NEIGHBR_____

Legal status of issuer: C-Corporation

   Form: _Form C_____

   Jurisdiction of Incorporation/Organization: _Georgia_____

   Date of organization: _08/15/2023_____

Physical address of issuer: ____9981 Ashton Old Road Douglasville, Georgia 30135____

Website of issuer: _____neighborind.com_____

Is there a co-issuer? _____ yes   _X___ no. If yes,

Name of co-issuer: _____

Legal status of co-issuer:

   Form: _____

   Jurisdiction of Incorporation/Organization: _____

   Date of organization: _____

Physical address of co-issuer: _____

Website of co-issuer: _____

SEC 2930 (9/22)   Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Name of intermediary through which the offering will be conducted: FundingHope, LLC

CIK number of intermediary: 0001940213

SEC file number of intermediary: 007-00380

CRD number, if applicable, of intermediary: 324064

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

4% of capital raised during the offering, plus pass-through fees associated with background checks, escrow due diligence fees, and transactional fees charged by third party vendors of the platform

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security
offered: SAFE

Target number of securities to be offered: 500

Price (or method for determining price): The $100 price per SAFE security represents the minimum investment permitted on FundingHope. This amount was established to enable accessible entry points for investors while complying with platform requirements and aligning with funding goals

Target offering amount: $50,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $124,000

Deadline to reach the target offering amount 12/31/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

| | Total Assets: | Most recent fiscal year-end: $22,079.56 | Prior fiscal year-end: 0 |
| Cash & Cash Equivalents: | Most recent fiscal year-end $11,079.56 | Prior fiscal year-end: 0 |

Accounts Receivable: Most recent fiscal year-end: $11,000 Prior fiscal year-end: 0

Short-term Debt: Most recent fiscal year-end: 0   Prior fiscal year-end: 0

Long-term Debt: Most recent fiscal year-end: 0   Prior fiscal year-end: 0

Revenues/Sales: Most recent fiscal year-end: 0   Prior fiscal year-end: 0

Cost of Goods Sold: Most recent fiscal year-end: 0   Prior fiscal year-end: 0

Taxes Paid: Most recent fiscal year-end: 0   Prior fiscal year-end: 0

Net Income: Most recent fiscal year-end: ($9,220) Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of

Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and

selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Neighbour Development, Inc., DBA NEIGHBR
(Issuer)
By

Corey Johnson CEO
(Signature and Title)
Corey Johnson

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Kiara Johnson
(Signature) Kiara Johnson

CFO
(Title)

1-6-2025
(Date)

Instructions.

1. The Form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the Form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the Form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: <u>Neighbour Development, Inc , DBA NEIGHBR</u>

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __Corey Johnson__   Dates of Board Service: __08/15/2023 - Present__

Principal Occupation: CEO_____

Employer: __NEIGHBR_____   Dates of Service: __08/15/2023 -Present__

Employer's principal business: __9981 Ashton Old Road Douglasville, Georgia 30135__

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____ Dates of Service: _____

Position: _____ Dates of Service: _____

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Aulick Engineering, LLC_____

Employer's principal business: __1900 Century Pl NE Suite 305, Atlanta, GA 30345__

Title: Design Engineer_____ Dates of Service: __03/22-08/24__

Responsibilities: Civil Engineering Design, Analysis, and Calculations_____

Employer: _____ atl kula _____

Employer's principal business: __260 18th Street, Suite 10160, Atlanta, Georgia 30363__

Title: _____ Owner _____ Dates of Service: __03/20 - Present__

Responsibilities: _____ Design, Built, Operated, and Financed Studio and Operations

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer (**See Exhibit A** for additional officers):

Name: _____ Corey Johnson _____

Title: _____ CEO _____ Dates of Service: __08/15/2023__

Responsibilities: _Oversee the strategic direction of the organization, monitor company performance, and build the value of the organization._

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _Aulick Engineering, LLC_

Employer's principal business: _1900 Century Pl NE Suite 305, Atlanta, GA 30345_

Title: _Design Engineer_ Dates of Service: _03/22 - 08/24_

Responsibilities: _Civil Engineering Design, Analysis, and Calculations_

Employer: _atl kula_

Employer's principal business: _260 18th Street, Suite 10160, Atlanta, Georgia 30363_

Title: _Owner_ Dates of Service: _03/20 - 05/23_

Responsibilities: _Design, Built, Operated, and Financed Studio and Operations_

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Corey Johnson	1,500,000 Common Stock	50 %
Kiara Johnson	1,500,000 Common Stock	50 %
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. **(See Exhibit D)**

RISK FACTORS (See Exhibit B for additional details)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

(2) Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

(3) The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

(4) We may face potential difficulties in obtaining capital.

(5) We may implement new lines of business or offer new products and services within existing lines of business.

(6) We rely on other companies to provide components and services for our products.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering? The purpose of this offering is to raise the necessary initial capital to begin the build of the eco-village project and support the ongoing development of the intellectual property of the company.

10. How does the issuer intend to use the proceeds of this offering?

The issuer intends to use the proceeds of this offering under the target amount of $50,000 to purchase the premium contract for the property and the professional fees towards the development of the PDU for the property along with the engineering to further develop the intellectual property for the company. Under the maximum amount of $124,000, the issuer intends to use the proceeds towards the purchase of the land itself and the engineering and other professional fees towards the 1st phase of the build-out of the eco-village and further develop the intellectual property for the company.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ $50,000	$ $124,000
Less: Offering Expenses	4% Intermediary Fee	4% Intermediary Fee
(B)		
(C)		
Net Proceeds	$ $48,000	$ 119,040
	Pre-Development Costs	Pre-Development Costs
(A) Acquisition & Permit Fees	$15,000	$40,000
(B) Professional Fees	$18,000	$50,000
Marketing	$15,000	$29,040
Total Use of Net Proceeds	$ $48,000	$ $119,040

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used. No

(b) How will the issuer complete the transaction and deliver securities to the investors? The issuer will complete their transaction when they click Invest Now. The investor flow will take investors through the following steps: Selecting individual or entity account type, KYC Form, Accreditation Declaration, E-Signing the SAFE Agreement and the issuer will receive an email to execute the agreement, Making Payment for the Investment via Wire, ACH, Check, Credit Card. The investment is held in escrow until the minimum target is met. Once the target is met, funds raised minus the escrow and transaction fees are transferred to the issuer's account.

12.   How can an investor cancel an investment commitment?

An investor can cancel their investment commitment at any time up to 48 hours before the offering deadline, for any reason. Also, if there is a "material" change in the offering (an important change) after the investor makes their investment commitment, then their commitment will be canceled automatically unless they reconfirm their commitment within five business days of receipt of the notice. The company may choose to conduct rolling closes during the offering period. In a rolling close: Investors will be notified at least 5 business days in advance of a rolling close. Investors who have committed funds will have the opportunity to cancel their investment up to 48 hours before the announced rolling close date. Funds from investors who do not cancel will be finalized and transferred to the company. The campaign will continue to accept new investments after each rolling close.

The Offering

13. Describe the terms of the securities being offered.

The security type being offered is a Simple Agreement for Future Equity (SAFE). The price per security is $100. The minimum investment amount required is $100, which equals one SAFE. The offering size includes a minimum target amount of $50,000 and a maximum or aggregate amount of $124,000. The SAFE will convert into equity upon a triggering event, such as a future equity financing round. The conversion will occur at a valuation cap of $5,000000 or at a 10% discount, whichever is more favorable to investors. There are transfer restrictions, with the investment subject to a one-year holding period under Regulation Crowdfunding.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☐ No

Explain: N/A

16. How may the terms of the securities being offered be modified?

Material Changes: If the issuer makes a material change to the offering terms or other information disclosed to investors, an amendment must be filed with the SEC, and all investors will be notified.

Deadline Extensions: In the case of a deadline extension:
a) For investments that have not yet been closed in a rolling close, investors will be given five business days to reconfirm their investment commitment. If an investor does not reconfirm, their investment will be canceled, and their funds will be returned.
b) Investments that have already been finalized in a previous rolling close will not be affected by the extension.

Other Material Changes: For material changes other than deadline extensions, the same process as in point 2(a) applies to all uncommitted investments.

Investor Notification: All potential investors will be notified of any material changes to the offering terms or other key information.

Cancellation Rights: For investments not yet closed, investors retain the right to cancel their investment up to 48 hours before the offering deadline or a rolling close, even in the absence of material changes.

Closed Investments: Once an investment has been finalized in a rolling close, it cannot be modified or canceled due to subsequent changes in the offering terms.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably

believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or cl asses of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
_____	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
_____	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Common Stock:	20,000,000	3,000,000	☑ Yes ☐ No	☐ Yes ☑ No Specify: _____
Debt Securities:	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Other:				
_____	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
_____	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____

	Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
		N/A
Warrants:	N/A	
Options:	N/A	
Other Rights:	N/A	

See Exhibit C: Answers to 18-23

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

23. What are the risks to purchasers associated with corporate actions including:

  a. additional issuances of securities,

  b. issuer repurchases of securities,

  c. a sale of the issuer or of assets of the issuer or

  d. transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
N/A	$ _____	_____%	_____	_____
_____	$ _____	_____%	_____	_____
_____	$ _____	_____%	_____	_____

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
September 2024	Limited Offering Exemption	SAFE	$ 10,000	Legal and Fundraising Fees, Adv.
October 2024	Reg D	SAFE	$ 10,000	Contractors, IP Development
_____	_____	_____	$ _____	_____

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
N/A			
			$
			$
			$

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Discussion of Financial Condition: As of the most recent financial data available, the company is in the pre-operational stage and has not yet commenced significant business activities or revenue generation. The company's primary objective is to raise $1,250,000 in capital to fund the development of the first eco-village flagship location, with up to $124,000 of this amount coming from crowdfunding (remaining funds from Reg D accredited investors and Reg S international investors). The company currently holds approximately $11,000 in cash or cash equivalents. Monthly operating expenses are minimal, averaging less than $800 per month, covering essential legal and fundraising fees, as well as membership and advertising costs to attract investors. These expenses reflect the current pre-operational status of the company and are not indicative of the anticipated future scale of operations once the eco-village is launched. Given the company's pre-operational state, there is no historical operating data or revenue to report. However, key financial milestones for the company to date include securing initial capital and laying the groundwork for the eco-village concept. As the company moves toward its first major milestone—the development of the flagship eco-village—its ability to secure the necessary funding will be critical in shaping its future financial condition. **Liquidity and Capital Resources:** The company's liquidity position is currently stable, with available cash of approximately $11,000, which is sufficient to cover its minimal monthly expenses for the short term. However, the company is heavily reliant on external funding sources to scale operations. The primary funding mechanism is the current offering, which aims to raise $1,250,000, with up to $124,000 from crowdfunding. The company anticipates that the proceeds from this offering will significantly enhance its liquidity and enable the construction and operational launch of its first eco-village. Receiving these funds is essential for the viability of the business, as the current cash balance is insufficient to finance the actual construction or operational activities required for the eco-village project. The company expects to use the available cash swiftly once the fundraising process is completed, primarily for the development of the flagship location, which is expected to have significant capital and operational costs. In addition to the proceeds from the current offering, the company is exploring other potential sources of capital, such as lines of credit, strategic partnerships, and additional equity raises. However, no formal agreements have been made for any additional sources of funding as of this filing. The company also anticipates that shareholder contributions may play a role in funding the early stages of the project. **Future Prospects:** The most significant priority is raising sufficient capital to begin the development of the eco-village. The success of this offering is critical to meeting these financial needs. Additionally, the company must manage the scaling process carefully to ensure that it can meet operational costs once construction begins, and ensure that it has the appropriate financial infrastructure in place to manage the larger financial needs that will accompany the development of additional eco-villages in the future. Given the early stage of the company, it is important to note that the future liquidity and financial condition will largely depend on the success of this offering and the company's ability to secure additional funding in the future. While the company has taken steps to minimize early-stage costs, it is anticipated that as operations scale, the business will face higher costs related to development, staffing, and marketing. The company is committed to closely monitoring its cash flow and will prioritize its liquidity to ensure that its long-term vision remains viable.The proceeds from this offering will allow the company to establish a foundation for growth and ensure that its initial operations can be conducted in a financially sustainable manner. However, it is essential for investors to understand that the company is in the very early stages of its operations, and future success is contingent upon its ability to raise sufficient funds and effectively execute its business plan.

FINANCIAL INFORMATION - See Exhibit F

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $124,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): ○ Total income ○ Taxable income; and ○ Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and • Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(b) More than $124,000, but not more than $618,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the pl ace of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
>
> > (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
> >
> > (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

    (a) a description of the material content of such information;

    (b) a description of the format in which such disclosure is presented; and

    (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

May 1st, 2025
_____

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

neighborind.com
_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.